SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144

________

TEL: (213) 687-5000

FAX: (213) 687-5600

www.skadden.com

December 12, 2006

VIA EDGAR AND FACSIMILE Mr. Jorge Bonilla Senior Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	American Land Lease, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 File No. 001-09360______________________________

Dear Mr. Bonilla:

On behalf of our client, American Land Lease, Inc. (the “Company”), we are responding to the Staff’s comment letter (the “Comment Letter”), dated November 21, 2006, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 (the “10-K”) and Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Returns from Home Sales Business, page 34

1.

We note the information related to your estimated first year annualized return on investment for leases appears to represent a projection as contemplated by Item 10(b) of Regulation S-K as opposed to a non-GAAP measure as contemplated by

Mr. Bonilla

U.S. Securities and Exchange Commission

December 12, 2006

Item 10(e) of Regulation S-K. We also note your assertion that this information is a projection. Please explain to us how your presentation of this projection complies with Item 10(b) of Regulation S-K.

Response

The Company is encouraged by the U.S. Securities and Exchange Commission (the “Commission”) to use in its filing management’s projections of future economic performance that have a reasonable basis and are presented in an appropriate format as expressed in Item 10(b) of Regulation S-K.1 The Company believes that the projection of “estimated first year returns from the leases originated on expansion home sites” provides useful information to investors and represents a key measure used by management. According to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. FR-72, effective December 29, 2003 (“FR-72”), “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” FR-72 further provides that “companies should provide not only disclosure of information responsive to MD&A’s requirements, but also an analysis that is responsive to those requirements that explains management’s view of the implications and significance of that information and that satisfies the objectives of MD&A.” The Company believes that its presentation of “estimated first year returns from the leases originated on expansion home sites” is responsive to Commission guidance under FR-72.

In Section 10(b), the Commission sets forth certain guidelines and important factors that a company should consider in formulating and disclosing projections: (1) Management should have a reasonable basis for the projections; (2) in determining the appropriate format for projections, consideration should be given to, among other things, the financial items to be projected, the period to be covered, and the manner of presentation to be used; and (3) the disclosures accompanying the projections should facilitate investor understanding of the basis for and limitations of projections. The Company’s compliance with each of these factors is discussed below.

(1) Reasonable Basis for Projections

Item 10(b)(1) cites that a history of operations “may be among the factors providing a basis for management’s assessment” that the basis for its projections

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[1]	Unless otherwise noted, all section references herein are to Regulation S-K.

Mr. Bonilla

U.S. Securities and Exchange Commission

December 12, 2006

is reasonable. Further, Item 10(b)(1) provides that the “Commission does not believe that a registrant must have has such a history or experience in order to formulate projections with a reasonable basis.”

The Company’s projection of “estimated first year returns from the leases originated on expansion home sites” is founded upon its experience in operating and developing residential land lease communities over the past seven (7) years. The Company has disclosed the basis for and assumptions underlying its projections in the paragraphs beginning at the bottom of page 35 of the 10-K. In an effort to provide the reader with the benefit of the Company’s historical performance as a context for the projections provided, the Company has also prepared a comparable set of historical measures, namely its “return on investment from earning home sites” as shown on page 37.

The Company believes that it has a reasonable basis for its projections in compliance with Item 10(b)(1) and, additionally, the Company has provided a historical non-GAAP financial measure, “return on investment from earning home sites”, as an additional disclosure in support of the reasonableness of its projections.

(2) Appropriate Format for Projections

Under Item 10(b)(2), the Company must give consideration to, among other things, the financial items to be projected, the period to be covered, and the manner of presentation to be used. The Company has given careful consideration to assure that the financial items being projected are not susceptible of misleading inferences through selective projection of only favorable items. The Company has disclosed on pages 35 and 36 of the 10-K each of the components comprising and the assumptions underlying its calculation of “estimated first year returns from leases originated on expansion home sites”. Consistent with the Commission’s guidance under Item 10(b)(2), the Company has not solely presented sales or revenue projections, which would be misleading, without an appropriate measure of income or profit. Accordingly, the Company has presented a measure of profit, namely “estimated first year annualized profit on leases originated during the year”, which is used to calculate “estimated first year returns from leases originated on expansion home sites”.

Because leases are generally for a one-year term, and projections beyond twelve months would require additional assumptions with respect to future operating costs and occupancy levels that would dilute the quality of the projections, the Company has determined that a twelve-month period is the most appropriate

Mr. Bonilla

U.S. Securities and Exchange Commission

December 12, 2006

period to be covered by the projection. The Company has also disclosed the “most probable specific amount” for each financial item projected based on the selected assumptions in accordance with Item 10(b)(2).

To further assure that the projections are not susceptible to misleading inferences, the Company has also presented past years’ projections as well as comparisons to historical results, namely “return on investment from earning home sites”.

(3)        Investor Understanding

Pursuant to Item 10(b)(3)(i), the Company has included disclosures with its projections that “should facilitate investor understanding of the basis for and limitations of projections.” On bottom of page 35, the Company has cited the basis of projecting the revenues and expenses attributable to leases originated on expansion home sites, including the specific calculation of how it apportions operating expenses. On page 36, the Company has disclosed that it does not undertake an obligation to update its projections. By its very nature, “estimated first year annualized profit on leases originated during the year” would continue to require assumptions with respect to allocation of operating expenses if such measures were updated on a historical basis. As a result, updating for historical information may attribute undue certainty to such a measure. Furthermore, on page 35, the Company cautions readers that the “estimated first year return from the leases originated on investment in expansion home sites” should not be considered in isolation from, nor is it intended to represent an alternative measure of, operating income or cash flow or any other measure of performance as determined in accordance with GAAP.

The Company has also considered if disclosure of the accuracy or inaccuracy of previous projections would provide investors with important insights into the limitations of projections. Since any restatement or update of the projections to reflect historical results would contain significant assumptions including, but not limited to, apportioning operating expenses and measuring items that would extend across reporting periods, the Company has continued the presentation of past projections and reconciling information to its “return on investment from earning home sites” to provide investors with insights into the changes in the projections and impacts on historical measures.

The Company has responsibility to make “full and prompt disclosure of material facts, both favorable and unfavorable, regarding their financial condition,” including its projections, in accordance with Item 10(b)(iii). The Company’s

Mr. Bonilla

U.S. Securities and Exchange Commission

December 12, 2006

previously disclosed projections continue to have a reasonable basis and presentation of previous projections and historical returns on investment in operational home sites for the periods to which the projections relate support the full disclosure of material facts impacting the projections. Further, the Company describes changes in the “estimated first year returns from the leases originated on expansion home sites” on page 36.

Pursuant to Item 10(b)(iv), the Company has not discontinued or resumed projections without a reasonable basis.

2.

In addition, since the information presented is not a pro forma presentation under Article 11 of Regulation S-X, please explain to us your basis for the reference to pro forma information on page 36 and 37.

Response

The Company will remove the reference to pro forma information in future filings in response to this comment.

3.

Please refer to the first table appearing on page 37. It is unclear how this table reconciles the projection referenced above to your return on investment in operational home sites in accordance with GAAP. Please explain to us how this presentation conforms to Item 10(e) of Regulation S-K.

Response

The introductory sentence to the first table on page 37 currently states that it reconciles the Company’s “estimated first year return from leases originated on expansion home sites” to the “return on investment from earning home sites” (earning home sites also being referred to in the 10-K as “operational home sites”). In fact, the tables on page 37, taken together, reconcile “return on investments from earning home sites” to GAAP amounts in the Company’s financial statements.

The first table calculates “return on investment from earning home sites” using “property income before depreciation” and “total investment in operating home sites”. “Property income before depreciation” is a non-GAAP financial measure under Section 10(e)(5) of Regulation S-K, as it presents earnings excluding amounts that are included in a calculation of income before income taxes in accordance with GAAP. In addition, it is a measure of revenue, profit or loss and total assets for business segments required to be disclosed by GAAP under FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related

Mr. Bonilla

U.S. Securities and Exchange Commission

December 12, 2006

Information. “Property income before depreciation” is a non-GAAP financial measure and is reconciled in the second table on page 37 to the most comparable GAAP measure as the elements “rental and other property revenues” and “property operating expenses” are GAAP measures taken directly from the face of the Company’s income statement on page F-5, in accordance with Section 10(e). “Total investment in operating home sites” is a non-GAAP financial measure reconciled in the second table to the most comparable GAAP measure, “real estate assets, net”, in accordance with Section 10(e). The Company will revise the disclosure in future filings to make this more clear.

Under Section 10(e)(1)(i), whenever a registrant includes a non-GAAP financial measure in a filing with the Commission, the registrant must include in the filing: (A) a presentation with equal or greater prominence of the most directly comparable financial measure(s) calculated in accordance with GAAP, (B) a quantitative reconciliation of the differences between the non-GAAP financial measure with the most directly comparable GAAP financial measure, (C) a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding its financial condition and results of operations and (D) to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure that are not disclosed pursuant to (C) above.

“Property income before depreciation expense” represents the Company’s earnings from its property operating segment before the associated expense of depreciation which is compared to the assets which were deployed to generate the associated income. The Company believes that the most directly comparable GAAP measure is “rental and other property revenues” and “property operating expenses,” which are presented in the second table on page 37 and are reconciled to “property income before depreciation” in accordance with Sections (10)(e)(1)(i)(A) and (B), respectively.

“Total investments in operating home sites” represents the Company’s investment in assets that were required to produce the historical return from operating home sites. The Company believes that the most directly comparable GAAP measure is “real estate assets, net”, which is presented in the second table on page 37 with equal or greater prominence and reconciled with “total investments in operating home sites” in accordance with Sections (10)(e)(1)(i)(A) and (B), respectively.

The Company believes that a comparison of “estimated first year returns from leases originated on expansion home sites” with “return on investment from

Mr. Bonilla

U.S. Securities and Exchange Commission

December 12, 2006

earning home sites” provides investors with useful information to compare the estimated returns expected from investments made in expansion home sites to the realized returns associated with investments made in earning home sites. This statement is made on page 37 in compliance with Section (10)(e)(1)(i)(C).

As “estimated first year returns from leases originated on expansion home sites” is a projection contemplated by Item 10(b), the Company has presented this projection in compliance with Item 10(b), as discussed in greater detail in its response to comment 1 above.

In connection with the above responses to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5213 if you have any questions or comments regarding this letter.

Very truly yours,

/s/ Michael Gisser

Michael Gisser

cc:	Mr. Shannon E. Smith

Chief Financial Officer

American Land Lease, Inc.